

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2013

<u>Via E-Mail</u>

Dean F. Hanley
Foley Hoag LLP
155 Seaport Boulevard
Boston, MA 02210

     Re: CSP Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed January 3, 2013
              File No. 000-10843

Dear Mr. Hanley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement</u>

<u>General</u>

1.   As you are aware, North & Webster, LLC has filed a proxy statement. Although your proxy statement does address the solicitation being undertaken by North & Webster, it does not include a brief background discussion of the material contacts the company has had with North & Webster as they relate to the current contested election. Please revise.

2.   Please clearly mark your proxy statement and form of proxy as "Preliminary" copies. See Rule 14a-6(e)(1).

Proposal One

Method and Cost of Solicitation of Proxies, page 25

3.   We note that you may employ various methods to solicit proxies, including mail, telephone or other methods of contact by directors, officers, and employees of the Company. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

4.   Please revise to fill in the blank regarding approximate solicitation costs incurred to date.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3411 with any questions.

                                        Sincerely,

                                        /s/ Peggy Kim

                                        Peggy Kim
                                        Special Counsel
                                        Office of Mergers & Acquisitions